GREAT-WEST LIFECO INC.

R E L E A S E

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco raises dividend 6.4% and reports full year 2007 results

Winnipeg, February 14, 2008 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $537 million for the three months ended December 31, 2007, up 9% compared to net income of $491 million reported a year ago. On a per share basis, this represents $0.601 per common share for the three months ended December 31, 2007 compared to $0.550 per common share for 2006. The strength of the Canadian dollar reduced net income reported by the Company in the quarter by approximately $0.043 per common share, or $38 million. On a constant currency basis, net income attributable to common shareholders increased 17% over 2006.

For the twelve months ended December 31, 2007 adjusted net income attributable to common shareholders was $2,153 million compared to $1,875 million reported a year ago. On a per share basis, this represents $2.413 per common share for the twelve months ended December 31, 2007, an increase of 15% compared to $2.104 per common share for 2006. Adjusted net income excludes a $97 million after-tax provision for certain Canadian retirement plans that was recorded in the third quarter of 2007. Net income attributable to common shareholders after this provision was $2,056 million or $2.304 per common share for the twelve months ended December 31, 2007. On a constant currency basis, adjusted net income attributable to common shareholders increased 16% over 2006.

Results for the year were strong across all three of Lifeco's business segments, Canada, United States and Europe.

Highlights

- Quarterly dividends declared were $0.2925 per common share, an increase of 6.4%, payable March 31, 2008. Dividends paid on common shares for the twelve months ended December 31, 2007 were 14% higher than a year ago.
- The acquisition of Putnam Investments, LLC closed on August 3, 2007. Lifeco results include the results of Putnam from that date. Putnam contributed approximately $0.029 per common share to net income for the quarter, and approximately $0.046 per common share since the closing of the transaction.
- Announced on February 14, 2008, a $13 billion reinsurance transaction with Standard Life Assurance Limited.
- Announced on November 26, 2007 that the U.S. Healthcare business would be sold to CIGNA.
- Lifeco continues to benefit from a high quality asset portfolio in the face of significant uncertainty in global credit markets.
- Adjusted return on common shareholders' equity was 21.6% for the twelve months ended December 31, 2007.

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

A member of the Power Financial Corporation group of companies.

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life), Great-West Life & Annuity Insurance Company (GWL&A), and Putnam Investments, LLC (Putnam), together with Lifeco's corporate results.

CANADA

Net income attributable to common shareholders for the fourth quarter of 2007 was $246 million compared to $223 million in 2006, an increase of 10%.

For the twelve months ended December 31, 2007, net income attributable to common shareholders was up 9% to $973 million from $893 million for the twelve months ended December 31, 2006. Individual Insurance & Investment Products earnings at $637 million were up 9% while Group Insurance earnings of $384 million were up 15%.

Total sales for the twelve months ended December 31, 2007 were $9.4 billion compared to $8.4 billion in 2006, an increase of 12%.

Total assets under administration at December 31, 2007 were $101.0 billion, compared to $96.6 billion at December 31, 2006.

UNITED STATES

Net income attributable to common shareholders for the fourth quarter of 2007 increased 10% to $141 million from $128 million for the fourth quarter of 2006. For the twelve months ended December 31, 2007, net income attributable to common shareholders was up 11% to $569 million from $511 million for the twelve months ended December 31, 2006.

Net income for the quarter includes $43 million in 2007 and $50 million in 2006 in connection with Lifeco's U.S. healthcare business, which has been designated as discontinued operations. For the twelve months ended December 31, the amounts included were $203 million in 2007 and $191 million in 2006.

In the quarter, the strength of the Canadian dollar reduced net income by $0.026 per common share, or $23 million. On a constant currency basis, net income increased by 27% in the quarter, and 18% for the year.

Total sales for the twelve months ended December 31, 2007 were $21.0 billion compared to $3.4 billion in 2006. Putnam's asset management business is included from August 3, 2007.

Total assets under administration at December 31, 2007 were $231.7 billion compared to $48.2 billion at December 31, 2006.   Included in assets under administration were $184 billion of mutual fund and institutional account assets managed by Putnam.

EUROPE

Net income attributable to common shareholders for the fourth quarter of 2007 of $150 million was comparable to $150 million for the fourth quarter of 2006. In the quarter, the strength of the Canadian dollar reduced net income by $0.017 per common share, or $15 million. On a constant currency basis, net income increased by 10% in the quarter and 25% for the year. For the twelve months ended December 31, 2007, net income attributable to common shareholders was up 26% to $611 million from $486 million for the twelve months ended December 31, 2006.

Total sales for the twelve months ended December 31, 2007 were $6.1 billion compared to $5.8 billion in 2006, an increase of 4%.

Total assets under administration at December 31, 2007 were $61.8 billion, compared to $67.8 billion at December 31, 2006.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was nil for the fourth quarter of 2007 and a charge of $97 million for the twelve months ended December 31, 2007 compared to a charge of $10 million for the fourth quarter and a charge of $15 million for the full year 2006. The 2007 results include a $97 million after tax provision for certain Canadian retirement plans.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2925 per share on the common shares of the Company payable March 31, 2008 to shareholders of record at the close of business March 3, 2008.

In addition, the Directors approved quarterly dividends on:
- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable March 31, 2008 to shareholders of record at the close of business March 3, 2008.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have over $394 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information
This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures
This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's fourth quarter analyst teleconference will be held Thursday, February 14 at 3:30 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone at:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from February 14 until February 21, 2008, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3250823#).

Additional information relating to Lifeco, including the 2007 audited financial statements, Management's Discussion and Analysis (MD&A), Annual Information Form (AIF), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*
(in $ millions except per share amounts)

	For the three months ended December 31			For the twelve months ended December 31		
	2007	2006	% Change	**2007**	2006	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	$ **5,764**	$ 5,997	-4%	$ **18,753**	$ 17,752	6%
Self-funded premium equivalents (ASO contracts)	**570**	546	4%	**2,233**	2,145	4%
Segregated funds deposits:						
Individual products	**1,935**	2,415	-20%	**9,183**	8,420	9%
Group products	**1,460**	1,399	4%	**5,788**	5,240	10%
Proprietary mutual funds deposits (1)	**9,531**	178	-	**15,964**	629	-
Total premiums and deposits	**19,260**	10,535	83%	**51,921**	34,186	52%
Fee and other income	**861**	503	71%	**2,703**	1,894	43%
Paid or credited to policyholders	**6,858**	6,447	6%	**19,224**	19,660	-2%
Net income - common shareholders before adjustments	**537**	491	9%	**2,153**	1,875	15%
Adjustments after tax (2)	**-**	-	-	**97**	-	-
Net income - common shareholders	**537**	491	9%	**2,056**	1,875	10%
Per common share						
Basic earnings before adjustments	$ **0.601**	$ 0.550	9%	$ **2.413**	$ 2.104	15%
Adjustments after tax (2)	**-**	-	-	**0.109**	-	-
Basic earnings	**0.601**	0.550	9%	**2.304**	2.104	10%
Dividends paid	**0.275**	0.240	15%	**1.060**	0.9275	14%
Book value				**10.98**	11.24	-2%
Return on common shareholders' equity:						
Net income before adjustments (2)				**21.6%**	20.1%	
Net income				**20.7%**	20.1%	
At December 31						
Total assets				$ **118,388**	$ 120,528	-2%
Segregated funds net assets				**89,181**	90,146	-1%
Proprietary mutual funds net assets				**186,594**	1,907	-
Total assets under administration				$ **394,163**	$ 212,581	85%
Share capital and surplus				$ **10,908**	$ 11,114	-2%

(1) Includes Putnam Investments, LLC mutual funds deposits.

(2) During 2007, net income attributable to common shareholders was reduced by $97 after-tax as a result of a provision for certain Canadian retirement plans. Net income, basic earnings per common share and return on common shareholders' equity are presented before adjustments, as a non-GAAP financial measure of earnings performance.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*
(in $ millions except per share amounts)

	For the three months ended December 31		For the years ended December 31	
	2007	2006	**2007**	2006
Income				
Premium income	**$ 5,764**	$ 5,997	**$ 18,753**	$ 17,752
Net investment income				
Regular net investment income	**1,304**	1,473	**5,565**	5,836
Changes in fair value on held for trading assets	**821**	-	**(1,098)**	-
Total net investment income	**2,125**	1,473	**4,467**	5,836
Fee and other income	**861**	503	**2,703**	1,894
	8,750	7,973	**25,923**	25,482
Benefits and expenses				
Policyholder benefits	**4,208**	4,431	**16,186**	14,742
Policyholder dividends and experience refunds	**343**	260	**1,137**	1,124
Change in actuarial liabilities	**2,307**	1,756	**1,901**	3,794
Total paid or credited to policyholders	**6,858**	6,447	**19,224**	19,660
Commissions	**374**	364	**1,366**	1,254
Operating expenses	**647**	461	**2,260**	1,693
Premium taxes	**57**	61	**225**	235
Financing charges	**84**	50	**269**	202
Amortization of finite life intangible assets	**8**	4	**32**	18
Net income from continuing operations before income taxes	**722**	586	**2,547**	2,420
Income taxes - current	**344**	98	**696**	459
- future	**(164)**	3	**(216)**	63
Net income from continuing operations before non-controlling interests	**542**	485	**2,067**	1,898
Non-controlling interests	**35**	30	**159**	162
Net income from continuing operations	**507**	455	**1,908**	1,736
Net income from discontinued operations	**43**	50	**203**	191
Net income	**550**	505	**2,111**	1,927
Perpetual preferred share dividends	**13**	14	**55**	52
Net income - common shareholders	**$ 537**	$ 491	**$ 2,056**	$ 1,875
Earnings per common share				
Basic	**$ 0.601**	$ 0.550	**$ 2.304**	$ 2.104
Diluted	**$ 0.597**	$ 0.547	**$ 2.287**	$ 2.089
Average number of shares outstanding				
Basic	892,860,429	891,050,178	892,227,627	891,050,178
Diluted	899,198,601	897,725,841	898,930,293	897,725,841

CONSOLIDATED BALANCE SHEETS *(unaudited)*
(in $ millions)

	December 31, 2007	December 31, 2006
Assets		
Bonds	$ **65,069**	$ 64,946
Mortgage loans	**15,869**	15,334
Stocks	**6,543**	4,766
Real estate	**2,547**	2,216
Loans to policyholders	**6,317**	6,776
Cash and cash equivalents	**3,650**	3,059
Funds held by ceding insurers	**1,512**	12,371
Assets of operations held for sale	**697**	866
Goodwill	**6,295**	5,393
Intangible assets	**3,917**	1,570
Other assets	**5,972**	3,231
Total assets	$ **118,388**	$ 120,528
Liabilities		
Policy liabilities		
Actuarial liabilities	$ **87,681**	$ 89,379
Provision for claims	**1,315**	1,179
Provision for policyholder dividends	**600**	568
Provision for experience rating refunds	**310**	437
Policyholder funds	**2,160**	2,084
	92,066	93,647
Debentures and other debt instruments	**5,241**	1,980
Funds held under reinsurance contracts	**164**	1,822
Other liabilities	**5,211**	3,918
Liabilities of operations for sale	**428**	599
Repurchase agreements	**344**	974
Deferred net realized gains	**179**	2,825
	103,633	105,765
Preferred shares	**786**	756
Capital trust securities and debentures	**639**	646
Non-controlling interests		
Participating account surplus in subsidiaries	**2,103**	1,884
Preferred shares issued by subsidiaries	**157**	209
Perpetual preferred shares issued by subsidiaries	**152**	154
Non-controlling interests in capital stock and surplus	**10**	-
Share capital and surplus		
Share capital		
Perpetual preferred shares	**1,099**	1,099
Common shares	**4,709**	4,676
Accumulated surplus	**6,599**	5,858
Accumulated other comprehensive income	**(1,533)**	(547)
Contributed surplus	**34**	28
	10,908	11,114
Total liabilities, share capital and surplus	$ **118,388**	$ 120,528

GREAT-WEST
LIFECO INC.

Segmented Information *(unaudited)*
Consolidated Operations
 For the three months ended December 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,452	$ 436	$ 1,876	$ -	$ 5,764
Net investment income					
Regular net investment income	681	310	311	2	1,304
Changes in fair value on held for trading assets	235	32	554	-	821
Total net investment income	916	342	865	2	2,125
Fee and other income	266	414	181	-	861
Total income	4,634	1,192	2,922	2	8,750
Benefits and expenses:					
Paid or credited to policyholders	3,691	669	2,498	-	6,858
Other	556	398	207	1	1,162
Amortization of finite life intangible assets	4	3	1	-	8
Net operating income before income taxes	383	122	216	1	722
Income taxes	90	29	60	1	180
Net income before non-controlling interests	293	93	156	-	542
Non-controlling interests	37	(5)	3	-	35
Net income from continuing operations	256	98	153	$ -	507
Net income from discontinued operations	-	43	-	-	43
Net Income	256	141	153	-	550
Perpetual preferred share dividends	10	-	3	-	13
Net income - common shareholders	$ 246	$ 141	$ 150	$ -	$ 537

GREAT-WEST
LIFECO INC.

For the three months ended December 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,375	$ 466	$ 2,156	$ -	$ 5,997
Net investment income	724	361	397	(9)	1,473
Fee and other income	236	109	158	-	503
Total income	4,335	936	2,711	(9)	7,973
Benefits and expenses:					
Paid or credited to policyholders	3,472	664	2,311	-	6,447
Other	548	159	228	1	936
Amortization of finite life intangible assets	3	-	1	-	4
Net operating income before income taxes	312	113	171	(10)	586
Income taxes	55	30	16	-	101
Net income before non-controlling interests	257	83	155	(10)	485
Non-controlling interests	24	5	1	-	30
Net income from continuing operations	233	78	154	(10)	455
Net income from discontinued operations	-	50	-	-	50
Net income	233	128	154	(10)	505
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 223	$ 128	$ 150	$ (10)	$ 491

GREAT-WEST
LIFECO INC.

For the year ended December 31, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 8,916	$ 1,910	$ 7,927	$ -	$ 18,753
Net investment income					
Regular net investment income	2,546	1,337	1,663	19	5,565
Changes in fair value on held for trading assets	(421)	(58)	(619)	-	(1,098)
Total net investment income	2,125	1,279	1,044	19	4,467
Fee and other income	1,029	1,001	673	-	2,703
Total income	12,070	4,190	9,644	19	25,923
Benefits and expenses:					
Paid or credited to policyholders	8,498	2,631	8,095	-	19,224
Other	2,163	1,027	768	162	4,120
Amortization of finite life intangible assets	14	14	4	-	32
Net operating income before income taxes	1,395	518	777	(143)	2,547
Income taxes	252	138	136	(46)	480
Net income before non-controlling interests	1,143	380	641	(97)	2,067
Non-controlling interests	128	14	17	-	159
Net income from continuing operations	1,015	366	624	(97)	1,908
Net income from discontinued operations	-	203	-	-	203
Net Income	1,015	569	624	(97)	2,111
Perpetual preferred share dividends	42	-	13	-	55
Net income - common shareholders	$ 973	$ 569	$ 611	$ (97)	$ 2,056

GREAT-WEST LIFECO INC.

For the year ended December 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 8,149	$ 2,380	$ 7,223	$ -	$ 17,752
Net investment income	2,789	1,319	1,710	18	5,836
Fee and other income	895	388	611	-	1,894
Total income	11,833	4,087	9,544	18	25,482
Benefits and expenses:					
Paid or credited to policyholders	8,231	3,147	8,282	-	19,660
Other	2,204	490	686	4	3,384
Amortization of finite life intangible assets	14	-	4	-	18
Net operating income before income taxes	1,384	450	572	14	2,420
Income taxes	317	117	59	29	522
Net income before non-controlling interests	1,067	333	513	(15)	1,898
Non-controlling interests	132	13	17	-	162
Net income from continuing operations	935	320	496	(15)	1,736
Net income from discontinued operations	-	191	-	-	191
Net income	935	511	496	(15)	1,927
Perpetual preferred share dividends	42	-	10	-	52
Net income - common shareholders	$ 893	$ 511	$ 486	$ (15)	$ 1,875